EXHIBIT 99.1

Endeavour Silver Releases 2017 Annual Review and Sustainability Report

VANCOUVER, British Columbia, May 02, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) announces the release of its 2017 Annual Review and Sustainability Report entitled “We are all Connected”. This marks the sixth consecutive year the company has reported on its sustainability initiatives, including the last five under the GRI G4 guidelines for sustainability reporting.

2017 Sustainability Highlights

Safety and Health

  20% reduction in our reportable injury frequency rate (employees/ contractors)
  Launched leadership program to enhance safety skills of site leaders and supervisors
  300+ people trained in emergency response and mine rescue
  Sent a mine rescue team to assist after Mexican earthquake and donated $100,000 to relief efforts

Our People

  48% increase in training activities, with 52 average training hours per employee
  14% reduction in employee turnover
  Reduced cumulative employee absentee rate to 2.4%
  Implemented new Internal Grievance Mechanism at all sites to improve problem resolution

Community

  Invested $510,000 in corporate giving including initiatives related to education, employment, health, infrastructure, and cultural events.
  Launched another scholarship program, which benefitted 50 Mexican students last year
  Hosted job skills workshops for employees and community members to expand their capacities
  Introduced External Grievance Mechanism at all sites to better understand and address concerns from community stakeholders

Environment

  18% reduction in hazardous waste across all sites
  Planted 44,000 trees in reforestation projects to reclaim disturbed ground
  Recycled over 90% of water used and reduced total water consumption by 5%
  Recycled most mine waste rock, 100% at Bolanitos, 87% at El Cubo, 0% at Guanacevi

Economic

  148% growth in net earnings y-o-y to $9.7 million, notwithstanding lower revenue, cash flow and EBITDA, and higher cash and all-in sustaining costs
  99% of our workforce is Mexican, spent $41 million in employee wages and benefits.
  Spent 66.2 million on goods and services, 99% of total procurement is from within Mexico.
  Paid $16.5 million in taxes

Endeavour CEO Bradford Cooke commented: “Ever since Endeavour purchased its first mine in 2004, we have tried to do things the right way.  Our corporate social integrity has not only been a key to the success of our business, it has created real value for all our stakeholders. Refining what we do and how we do it is both our goal and our process to improve our sustainability.”

“The mining industry is somewhat unique in that mines are typically located in rural or remote areas.  Of all industries, ours has the most direct impact at the community level.  We all do tremendous work to enhance the quality of life in our local communities, and sustainability reporting is our opportunity to speak about what we do and how we do it.”

“The theme of our 2017 Annual Review and Sustainability Report ‘We are all Connected’ is intended to show that sustainability relies on the connectedness between people, communities and the environment. We connect the global and growing need for silver and our vision to build a premier silver mining company with our highly skilled and motivated management and employees to create long-term social and economic benefits for all of our stakeholders.”

Endeavour’s 2017 Annual Review and Sustainability Report can be viewed on our website, and a printed copy of the summary brochure can be requested by emailing us at the contact details provided below.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 20% production growth to 10.2-11.2 million oz silver equivalent in 2018. Endeavour is currently developing its fourth high-grade, underground, silver‑gold mine in Mexico and has a compelling pipeline of exploration and development projects to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com